Craig M. Garner

Direct Dial: +1.858.523.5407

craig.garner@lw.com

June 22, 2021

VIA EDGAR

Ms. Jessica Livingston

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

12670 High Bluff Drive

San Diego, California 92130

Tel: +1.858.523.5400 Fax: +1.858.523.5450

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Milan

File No. 055254-0024

Re:	Bridge Investment Group Holdings Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 27, 2021

CIK No. 0001854401

Dear Ms. Livingston:

We are in receipt of the Staff’s letter dated June 4, 2021 with respect to the above-referenced confidential amended draft Registration Statement (the “Amended Draft Registration Statement”). We are responding to the Staff’s comments on behalf of Bridge Investment Group Holdings Inc. (“Bridge” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR the Registration Statement (the “Registration Statement”) responding to the Staff’s comments and updating the Amended Draft Registration Statement.

All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

June 22, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 106

1. We note your revised disclosure on page 106, in response to comment 5, explaining the components of the reconciling line item labeled “net earnings from Bridge property operators”. It does not appear as though loss and loss adjustment expenses are included in this reconciling line item as indicated in the disclosure describing the calculation of property operating expenses on page 106. Please explain or revise as necessary.

Bridge’s Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 107 of the Registration Statement to delete the references to loss and loss adjustment expenses. The Bridge property operators have not incurred such expenses during the periods presented.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

cc:	J. Nolan McWilliams, Securities and Exchange Commission

Ben Phippen, Securities and Exchange Commission

Amit Pande, Securities and Exchange Commission

Matthew Grant, Bridge Investment Group Holdings Inc.

Jonathan Slager, Bridge Investment Group Holdings Inc.

Adam O’Farrell, Bridge Investment Group Holdings Inc.

Chad Briggs, Bridge Investment Group Holdings Inc.

Marc D. Jaffe, Latham & Watkins LLP

Ryan K. deFord, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP

Samir A. Gandhi, Sidley Austin LLP

Bartholomew A. Sheehan, Sidley Austin LLP